OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67149

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WILMINGTON CAPITAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 OLD COUNTRY RD, SUITE 200
(No. and Street)

GARDEN CITY	NEW YORK	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN MIKES	(516)750-6200	JMIKES@WILMINGTONCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

244 WEST 54TH STREET, 9TH FLR	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JOHN MIKES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS REGALBUTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RE4936435
Qualified in Nassau County
My Commission Expires July 18, 2026

Signature:

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Index to the Financial Statements
December 31, 2022

Table of Contents

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wilmington Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wilmington Capital Securities, LLC's management. Our responsibility is to express an opinion on Wilmington Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilmington Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Wilmington Capital Securities, LLC's auditor since 2017.

Adeptus Partners, LLC

Ocean, NJ

February 24, 2023

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2022

ASSETS		
Current assets:		
Cash and cash equivalents	$	875,334
Deposit with clearing brokers		890,000
Marketable securities, at fair value		2,753,869
Other receivables		250,209
Prepaid expenses		45,000
Total current assets		4,814,412
Other assets:		
Leased building - net of accumulated amortization		143,477
Non-marketable securities, at fair value		35
Security deposit		13,251
Total other assets		156,763
Total Assets	$	4,971,175
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$	36,935
Accrued expenses		511,319
Securities sold but not yet purchased		121,360
Current portion of lease liability		69,935
Due to clearing broker		2,074,458
Total current liabilities		2,814,007
Long term liabilities:		
Lease liability		79,492
Total Liabilities		2,893,499
Member's Equity		2,077,676
Total Liabilities and Member's Equity	$	4,971,175

The accompanying notes are integral part of these financial statements.

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2022

1. **Statement of Significant Accounting Policies:**

Organization:
Wilmington Capital Securities, LLC (A Limited Liability Company) (the "Company"), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:
As of December 31, 2022, the Company's cash and cash equivalents were $875,334. Of this amount, $401,989 is held in a non-interest bearing account. All funds are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 by financial institution. At year end, the Company had $627,746 above the insured amount.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Security Transactions:
The Company values its securities in accordance with FASB ASC 820, "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or pay to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Commissions:
The Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles ("GAAP") requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2022, the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Investment Banking Fees:
Investment banking fees, arising from securities offerings in which the Company acts as an agent. Fees are recorded when performance obligations of the agreement are fulfilled.

Advisory Fees:
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and quarterly and recognized as revenue at that time as they relate specifically to the services provided in the period.

1. <u>Summary of Significant Accounting Policies</u> (continued):

Trading income

The Company completes principal trading and trade execution services in the trading of fixed income securities, including municipal, corporate, and government debt These transactions and related spread revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

Other Income:

Other income includes interest and dividends and is recorded on a settlement date basis. For transparency, matching and convenience, the Company chooses to recognize other income on a settlement date basis as the Company's clearing firm prepares all reports on a settlement date basis. Generally accepted accounting principles in the United States ("U.S. GAAP") require revenue to be recorded on a trade date basis. For the year ending December 31, 2022, the difference in the amount of revenue the Company would have recorded if transactions were recorded on trade date as opposed to settlement date is insignificant.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on observable inputs other than quoted prices in level 1; such as quoted for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Summary of Significant Accounting Policies (continued):

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)
The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes:
The Company has elected to be taxed as a sub-S corporation, effective January 1, 2014. Therefore, all items of income and deduction flow through to the member.

Accounting Basis and Use of Estimates:
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:
The Company evaluated subsequent events through February 24, 2023, the date of the financial statements were available to be issued.

2. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

2. Leases (continued)

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which was amended in 2011 and 2020. This lease was amended in December 2020 to extend the lease period through February 28, 2025. The monthly rent payments will be $6,510 through February 2022, $6,673 through February 2023, $6,839 through February 2024, and $7,010 through February 2025. Future minimum lease payments are as follows:

Year Ending December 31,		
2023	$	81,744
2024		83,788
2025		14,022
Total payments	$	179,554
Less discount rate		(30,127)
Lease liability	$	149,427

The components of lease cost for the year ended December 31, 2022, are as follows:

Short-term lease cost	$	8,418
Operating lease cost		80,125
Total lease cost	$	88,543

Amounts reported in the balance sheet as of December 31, 2022, were as follows:

Operating lease right to use asset	$	143,477
Operating lease liability	$	149,427

Other information related to leases as of December 31, 2022, was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows from operating lease	$	(61,488)
Operating lease discount rate		6.25%
Weighted average lease term remaining		2.16%

3. Clearing Deposit

The Company is required to maintain a security deposit of $890,000 with RBC Correspondent Services. The Company was in compliance at December 31, 2022.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $1,597,751 after adjustments for non-allowable assets, which was $1,497,751 in excess of its required net capital. The Company's net capital ratio was 34.31%.

5. Fair Value Measurements of Securities

The following are the major categories of assets and liabilities measured at fair value on a recurring basis at December 31, 2022, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2022		
Description	Total	(Level 1)	(Level 2)	(Level 3)
Non-marketable securities	$ 35	$ -	$ -	$ 35
Securities owned	2,753,869	-	2,753,869	-
Securities short	(121,360)	-	(121,360)	-
Totals	$ 2,632,544	$ -	$ 2,632,509	$ 35

Non-marketable securities, at fair value, at December 31, 2021	$ 35
Less: Write off of worthless securities	-
Non-marketable securities, at fair value, at December 31, 2022	$ 35

6. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2022. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.